Filed by
                                      Consolidated Communications Holdings, Inc.
                          pursuant to Rule 425 under the Securities Act of 1933,
                            as amended, and deemed filed pursuant to Rule 14a-12
                           under the Securities Exchange Act of 1934, as amended

                                 Subject Company: North Pittsburgh Systems, Inc.
                                                    Commission File No.: 0-13716

The following is a transcript of a conference call held on July 2, 2007 by members of management of Consolidated Communications Holdings, Inc. ("Consolidated") to discuss the proposed merger transaction. A link to the webcast of this event was posted on Consolidated's external website.


                           CONSOLIDATED COMMUNICATIONS

                            Moderator: Robert Currey
                                  July 2, 2007
                                   10:00 am CT


Operator:             Welcome to the Consolidated Communications conference
                      call. At this time, all participants are in a listen only mode.

                      Following management's prepared remarks, we will hold a question and answer session. To ask a question, please press star followed by one on your touch-tone phone. If anyone has difficulty hearing the conference, please press star 0 for operator assistance. As a reminder, this conference is being recorded today, July 2, 2007.

                      I would now like to turn the conference over to Steve Jones, vice president of Investor Relations at Consolidated Communications. Please go ahead Mr. Jones.

Stephen Jones:        Thank you Kerry, and good morning everyone. And thank
                      you for joining us today, on the call to announce that we have reached a definitive agreement to acquire North
                      Pittsburgh Systems.

                      As Kerry said, I'm Steve Jones, vice president investor relations. And with us on the call today are Bob Currey, president and chief executive officer, and Steve Childers, chief financial officer. Earlier today we posted a presentation on our website in the investor relations section of consolidated.com.

                      Bob and Steve will walk through the presentation in a bit, and then we will open it up for Q&A.

                      Before I turn the call over to Bob, let me read the following. This material is not a substitute for the prospectus and proxy statement Consolidated Communications Holdings and North Pittsburgh Systems will file with the Securities and Exchange Commission.

                      Investors are urged to read the prospectus and proxy statement, which will contain important information, including detailed risk factors when it becomes available. The prospectus and proxy statement and other documents, which will be filed by Consolidated Communications Holdings and North Pittsburgh Systems with the Securities and Exchange Commission, will be available free of charge at the SEC's website www.sec.gov, or by directing your request to either company. The company's appropriate addresses were provided in this morning's release.

                      The final prospectus and proxy statement will be mailed to shareholders of North Pittsburgh Systems. This communication shall not constitute an effort to sell, or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Consolidated Communications Holdings and North Pittsburgh Systems and certain of their respective directors, executive officers, and other members of management, and employees, are participant in the solicitation of proxies in connection with the proposed transactions.

                      Information about the directors and executive officers of Consolidated Communications Holdings is set forth in the proxy statement filed in connection with their 2007 annual meeting. Information about the directors and executive officers of North Pittsburgh Systems is set forth in the company's Annual Report on Form 10 K for the year ended December 31, 2006, as amended.

                      Investors may obtain additional information regarding the interests of such participants in the proposed transaction by reading the prospectus and proxy statement for such proposed transactions when it becomes available.

                      I will now turn the call over to Bob.

Robert Currey:        Hey, good morning. I hope you are still awake after that
                      long introduction there. I want to thank you for joining us this morning on such short notice. We are very pleased to share with you our exciting announcement and acquisition.

                      Why is this acquisition important to Consolidated? Every call with you always seems to end with M&A questions. And as you've heard me say many times in the past, we are comfortable with our current size and don't have to do anything to support our dividend.

                      However, if we find an attractive property, at the right price, that meets the rest of our criteria -- quality of network, ability to integrate, operating synergies, and cash flow accretive, we would pursue it.

                      North Pittsburgh does fully meet our acquisition criteria, and will be a great addition to our Illinois and Texas properties. We have never been better positioned, operationally or financially, to grow through acquisition.

                      So let me begin on Slide number 5. This transaction expands Consolidated's footprint. North Pittsburgh currently provides an ILEC service, edge out CLEC, and Internet services. They have an extensive 300 fiber mile network, and as of March 31st this year, they were serving over 61,000 ILEC access lines, 66,000 CLEC, and 16,300 DSL customers.

                      One of the real keys to this acquisition though is the advanced network. The network investment has been made. This property has over -- or will have, by the end of the year, over 95% of their local loops will be less than five thousand feet. I think that is industry-leading. So the CAPEX has been spent, and it will enable us to roll out IPTV in 2008.

                      There's also an opportunity to grow the products we (unintelligible) increased penetration and improve customer retention.

                      But most importantly, it also improves our dividend payout ratio through operating efficiencies and driving annual cash synergies.

                      There are strong cash flows from wireless partnerships, similar to our Texas properties, and most importantly, it's cash flow accretive in the first full year of operations. This is a good transaction for Consolidated for those reasons.

                      So let's now flip to Slide 6 and look at a map of the territory. The dark green is the ILEC. The light green is the CLEC. Over the last 12 months, North Pitt has generated about 100 million in revenue, and 45 million in adjusted EBITDA from this territory. It currently has about 300 employees.

                      The ILEC territory is directly north of Pittsburgh. The CLEC primarily edges out into the Pittsburgh metro area. We actually have admired their approach. They've experienced nice growth. They have been big pipes, and they have the financial discipline on their payback requirements.

                      In addition, we know the CLEC business very well. In the '90s, we were the first facilities-based CLEC provider in Illinois. And our senior management team has significant experience in CLEC operations.

                      This ILEC property is contiguous, surrounded by CLEC, easy to serve efficiently. For those of you who follow our story, you are familiar with the slide on our criteria. So now let's go to Slide 7 and talk for a moment about our criteria and how does North Pitt match with our criteria?

                      I've also said, besides the criteria, I've also said that for us to go into another state, we would need something -- a minimum of 50,000 lines. So these affluent markets with growth potential meet that 50,000 line criteria.

                      The CLEC is an edge out CLEC strategy. It builds the brand, enhances the targeting of business customers with multiple locations, and helps insulate the ILEC.

                      I mentioned the quality of the network. Ninety-nine percent of the access lines are DSL capable today, and with limited CAPEX, we will be ready to launch video.

                      They have an existing host remote architecture, very similar to the consolidated architecture. And their most recent focus on shortening loops will allow us to (unintelligible) deploying fiber deeper into their network.

                      We have substantial diligence on North Pitt. We have a good understanding of their current processes and their current structure. And feel very comfortable that we will be able to integrate the business, and leverage our proven processes when we -- that we have built while integrating Illinois and Texas. We would expect to realize the full synergies savings after Year Two.

                      So what is our strategy for North Pitt on Slide 8? Well frankly, it's the same as Illinois and Texas. You've heard all of this before. Its grow revenue, launch IPTV, aggressively market broad band, lead with our DSL product, and bundle the triple play.

                      We will retain customers. They have had significant line loss with the recent cable launch of their voice products, we feel that spike is behind us. We will leverage North Pitt's new pricing in bundling strategy. We will create a stickiness with our existing products. And again, leveraging the triple play offer. And built on their initiatives of implementing the best customer care and community involvement practices from companies. Very similar philosophies.

                      We feel confident in our ability to improve the margins. We will move to a more functional structure. The Consolidated team has experience successfully integrating properties. And as you will note on Slide 9, we have a road map to pull cost out of the business.

                      Synergies. Slide 9. As with all transactions, synergies are the key. The team that performs our extensive due diligence is our operations team. They are the same people who made the projections, and they will be held accountable for implementation. Exactly as we did in our integrations of Illinois and Texas.

                      We feel comfortable with our synergy projections. We've done it before. We will use the same proven processes we used with previous acquisitions. We will set up an integration office to oversee the project. It will be restructured and designed to insure we meet or beat initial projections for both revenue growth and cost synergies. The ultimate plan will be built from the bottoms up, and we will leverage the best practices from both companies.

                      We have already completed our high level, first six quarter plan. And detailed monthly plans and timelines are being produced.

                      The integration team will provide a readout, at least monthly, at my staff meetings and we will update you quarterly on our progress. So to give you the transaction summary highlights, let me turn the call over to Steve Childers, our CFO.

Steven Childers:      Thanks, Bob. On Page 10, I am pleased to briefly review
                      the key terms of our transaction. We will be financing the deal with a combination of cash, stock, and modest increase in our leverage.

                      Total consideration will be 80% cash, 20 percent stock. The stock component is a fixed exchange ratio, no caps, no collars. And, based on Friday's closing, represents a 17.6% premium on annum LTM adjusted basis, the multiple of
                      6.6 times after synergies -- after the first full year of synergies we think is a fair and reasonable transaction, based on prior deals that have been recently been announced.

                      At close, on a pro-forma basis, we would expect to be -- our leverage to go to 4.4 times on a net debt basis for the last 12 months.

                      And then on Page 11, the next steps for the transaction, basically the deal requires approval from North Pittsburgh shareholders, and our work starts today on obtaining the necessary regulatory approvals from the SEC Pennsylvania State Commission, Hart - Scott - Rodino. And we would expect to complete the transaction, either in the fourth quarter 2007, or early first quarter 2008. Bob?

Robert Currey:        So in summary, on Slide 12, this acquisition
                      expands our footprint with affluent markets similar to our Kathy and Conroe Texas markets. Provides an advanced network that can easily be leveraged to roll out new broadband products, such as our IPTV product. It provides the opportunity to increase product penetration and improve customer retention. And importantly, it improves our financial profile and meets all of our stated acquisition criteria.

                      We are very excited about this opportunity, and look forward to working with our peers at North Pitt start this integration.

                      So with that, Kerry, let's open it up to the audience for questions.

Operator:             Ladies and gentlemen, if you wish to register for a
                      question for today's question and answer session, you will need to press star then the No. 1 on your telephone. You will hear a prompt to acknowledge your request.

                      If your question has been answered and you wish to withdraw your question, you may do so by pressing star then the number 2. If you are using a speaker phone, please pickup your handset before entering your request. Again, we request that if you have pressed star one to ask a question before this time, please press it once more to insure that you enter into the queue. One moment please for the first question.

                      Our first question is from Tom Seitz of Lehman Brothers. Please go ahead with your question.

Tom Seitz:            Thanks for taking the question.

                      It's been a bit of a busy day in telecom this morning. But I was wondering if you could share with us what, sort of the operational trends have been at North Pittsburgh?

                      You alluded to the fact that access line losses have been high. Can you just sort of delve into that a little bit more and talk about, you know, what the access online trends have been, both at the ILEC and CLEC and when competition came in, etc.

                      And then just another quick follow-up. Can you talk us through what the approval process will be with Pennsylvania PUC?

Robert Currey:        Yeah, good morning, Tom, and thanks for the question.
                      The... You know, operationally, just an overall general comment. This is a solid company with a very strong service ethic. And obviously, high priority with their network. It's as good a network... I'm very proud of our network and our short loops and the condition of our copper, as you have heard me talk about in the past. This is just as good, if not better. They've done a great job and we are looking forward to that.

                      Regarding the access line loss rate, prior to the launch of the cable companies, North Pitt historically was among the industry leaders in low access line erosion. You know, in 2003 it was 2.7. In 2004 it was between three and four percent; 2005 it was 2.1%.

                      Last summer when the cable companies launched they certainly experienced this spike in line loss and have since then. Based on our analysis and diligence work we believe the line loss will moderate significantly in the future. It averaged 10.1 by the way for 2006. But the low fr... - the low hanging fruit is gone. North Pitt has responded on pricing and broadband offerings. We believe that by leveraging the new pricing and bundling strategy that they recently put in place, launching video and promoting the Triple Play we'll have the competitive offer to be able to mitigate that line loss going forward. And we're confident that we can do that.

                      Regarding I think the latter - the last part of your question there, the Pennsylvania (PUC), you know, we launched calls to them this morning, Tom, and hope to meet this week or early next week if they can't meet with us this week to introduce ourselves and, you know, we're confident that with our reputation in Illinois and Texas we'll be able to assure them that we're the right company to acquire North Pitt.

Tom Seitz:            Okay great. If I may, one other follow-up - can you
                      describe the CLEC in a bit more detail? I mean is it a small business based, you know, UNE-L or UNE-resell or is it fiber based, is it, you know, can you walk us through some of the details there?

Robert Currey:        Yeah well I think the first and most important
                      detail is it's cash flow positive. It's a good - it's a good business. It is facility based, no UNEs. As I said it insulates the ILEC with the brand location. It gives us multiple locations for customer support. This is big pipe.
                      This is Ethernet kind of stuff, Tom. This is - we've been impressed with the way they operate it and their edge out strategy. It's all fibers to the colos. It averages nine lines per customer so this is not a one and two line. We think that's the appropriate way to go. And, you know, as I mentioned we have significant senior level CLEC experience.

                      And, you know, while there are some UNEs they're moving up on that so it's a - we think it's a well run operation, not only well run but strategically they've had the right game plan.

Tom Seitz:            Okay great, congratulations on the deal.

Robert Currey:        Thank you, Tom.

Operator:             Your next question comes from Jonathan Chaplin of JP
                      Morgan. Please go ahead with your question.

Jonathan Chaplin:     Good morning guys, congratulations. I just had
                      two quick questions. Firstly the price that you guys are getting here looks relatively attractive at least from our perspective. I'm wondering if it was a competitive process at all, you know, it's - if - I mean it seems like the - that these lines are sort of close in proximity to some of the other RLECs out there that have been going after - that have been going after acquisitions. So, you know, I'm surprised that you guys got as good a deal as you did give, you know, some other guys are more proximate.

                      And then secondly if I'm looking at it correctly it looks like on an (after synergies) basis it's sort of 12 - 13% accretive sort of in 2009 and if I bake that into my old model it would bring the payout ratio down to sort of 63 - 62 - 63%. Given that in the past you've been comfortable with a payout ratio or up around sort of 75% is there a prospect if the payout ratio does come down that far that you guys would increase the dividend? Thanks.

Steven Childers:      Jonathan, thank you for your questions. Let's
                      take - go back to the first one. Compared to - with this competitive process it was not a formal auction process but we do believe that the proc - that the Company over time had, you know, considered different alternatives, had informally seen what was available in the market place.
                      We've been talking to them awhile - for awhile.

                      We got serious about this in May when talks really, you know, started coming to fruition and as Bob said we did detail - have done detailed diligence over the last several weeks and we think that we're ending up relative to price, you know, really represents a fair premium for the business - the potential synergies though that we'll be able to get from the business and again we think it's a fair deal particularly compared to some of the multiples that have recently been announced. So we're pleased with the price and we think it's a fair deal.

                      Relative to the payout ratio, you know, we're not giving guidance on the numbers. You said we've been comfortable where we've operated at in a 75 to 80% ratio. The deal is accretive to us. You know, it might not be exac... - the payout ratio might not get down into the early - low 60s as you indicated maybe that fast but we do think it will have a significant impact on the payout ratio over time.

                      And I think we just need to see how quickly we move on getting our integration plan done. Synergy is getting our organization aligned and before we really comment further on what we might do with additional excess cash and things like that.

Jonathan Chaplin:     Great, thank you very much.

Operator:             Your next question comes from Michael Rollins of
                      Citigroup. Please go ahead with your question.

Michael Rollins:      Hi, good morning. Just a couple questions; first
                      I guess these - this market is very different than what you historically had where, you know, when you've launched the IPTV products you did it early in on the Triple Play and you've had less aggressive cable competition. And I guess here they're seeing accelerating line losses to the first quarter of 07. And so I was wondering if you could talk a little bit about, you know, how you're going to approach these markets differently and how you're looking at the trough of share loss from a telephony perspective for the incumbent phone business.

                      The second question I had was can you just give us the sense of how you feel the forward 07 EBITDA numbers look like for the full year before and after what would be the proposed synergy. Just tell - it just seems like, you know, if you look at the EBITDA and I'm just going off the reported financials - EBITDA was dropped about 15% year over year in the first quarter of 07 and so I'm just trying to get a better understanding as we exit 07 as you look to close the transaction end of this year into 08 how we should be thinking about the cash flow contribution to the consolidated business. Thank you.

Robert Currey:        Yeah Michael, let me take the first part of that
                      and hand the second off to Childers. I guess I would not -
                      I would not categorize that we've had less competition than they have. You know, we had an aggressive launch and we've had, you know, all the big players launch their broadband product. We've been competing for a number of years there. So I think we're prepared for that type of competition.

                      To your main point though about they launched before we will launch our Triple Play, that's absolutely correct. But the advantage to that is as those of us who've launched early we've got a more mature stable product now. We've got a network that's in great shape and we'll be able to launch much more aggressively than we did in both Illinois and Texas.

                      HD recently came online and DVR are coming later in the year, both excellent enhancements to our product. So along with the technical improvements that we've made in the product we're also much better at delivering it, the install, the customer care, the follow up, the marketing and sales activity. The last couple of years being in that business we've learned a lot of lessons. So, you know, and because of the launch in Texas we have experience now in metro markets. So we're confident about our ability to add that Triple Play, add it quickly. So with that let me give it to Steve on the financial part of that question.

Steven Childers:      Okay, Mike thanks for your question and I'm not
                      sure I caught all of it so let me try it and if I don't get it come back to me. On an adjusted basis - on an LTM basis through the end of the first quarter we are taking their reported numbers to - and just consistent with how we report cash distributions from sell partnerships we're adding those numbers then they're averaged roughly on an LTM basis was about $8.3 million.

                      And also at the end of the first quarter they ranked relative to some restructuring charges with an early retirement and pension plan re-measurements. They took like a restructuring charge of about $6-1/2 million. You know, we're adding that back as a one-time event. So we're getting this sort of a mid $44 - $45 million EBITDA contribution before synergies.

Michael Rollins:      Okay and then - thanks - and then do you expect
                      those to decline through 07 to continue at the pace it was in the first quarter? Is that something as we're thinking about the cash contribution from this business that 07 is a tough year and then in 08 you start putting back your synergies?

Steven Childers:      Well we actually expect in 07 to start seeing
                      some improvement later this year. I mean as Bob talked about earlier in the access - just from an access line perspective we believe that we'll - that we will see some improvement in just the performance of the business from an access line perspective the rest of the year. They already have several cost restructuring initiative in play. We think we'll start seeing some uplift in those business - from those initiatives over the last remainder of the year. So we think we'll see some improvement the rest of this year before we start talking about our synergy numbers.

Robert Currey:        Okay, And Michael, they've also responded. They've
                      sharpened their product offerings. They've bundled - they've come up with some fairly creative bundles on rolling in a line charge with access charges, the SLC etc. and they're doing some creative innovative things on the marketing side. So we do - we do think - like all when they first launch you get that spike. You have it for two or three quarters and then, you know, then you get that behind you, you find your legs and you move on.

Michael Rollins:      Thank you very much.

Operator:             Once again Ladies and Gentlemen as a reminder to register
                      for a question, please press star then the number 1 on your telephone.

                      Your next question comes from the line of Charles Smith of North Pitt Capital. Please go ahead with your question.

Charles Smith:        Yes, good morning. Thanks for taking my call. Armstrong's
                      been very aggressive just recently especially in trying to push their IP telephony product. You lay out $7 to $11 million in OPEX synergies. Is that in year 2?

Steven Childers:      The $7 million in synergies is basically first full year
                      of operations.

Charles Smith:        Okay, so that would basically be Calendar `08, you expect?

Steven Childers:      Yes. That's - that's probably a fair way to look at it.
                      And that, I mean, that's also including whatever we need to do to launch our video product as well.

Charles Smith:        Okay so you expect to be able to launch video, marketing,
                      all in cost and still save $7 to $11 million in OPEX.

Steven Childers:      Yes sir.

Charles Smith:        Okay I'm just having a hard time. Maybe you can explain
                      how you would do that.

Robert Currey:        Well we're not going to, you know, we're not prepared to
                      go into line item detail on where those synergies come from. But I think if you - if you look at the most recent deals and you look at some of the multiples of synergies that have been forecasted against either revenue, revenue of the acquired company, combined companies, or EBITDA these numbers are right in the sweet spot. And again we sent a very large and detailed due diligence team to Pittsburgh and as I mentioned we've got the first six quarters pretty well outlined right now and filling in the detail behind that. We're very confident that we can achieve those numbers.

Charles Smith:        Okay I'm just sort of reflecting some of the other
                      concerns I've felt - heard on the call with regard to North Pittsburgh just getting started in the video realm.

Robert Currey:        Yeah well, you know, they haven't started in the
                      video. They've got - they've shortened their loops and they've made the investment which is critical to launching the IPTV product but, you know, they haven't - they haven't ordered ahead and they haven't ordered the service. We've done that a couple times. We're very good at that. We have a track record at implementations and integrations and have met or exceeded all of our past goal. And I'm very confident. One thing this team does is execute very well.

Charles Smith:        Thank you.

Operator:             Once again to register for a question, please press star
                      then the number 1 on your telephone. We'll pause for just a moment to compile the Q&A roster.

                      There are no further questions at this time. Please proceed with your presentation or any closing remarks.

Robert Currey:        Well thank you Kerry. And again thank all of you
                      for joining us as I said on short notice this morning on a very busy Monday morning. And I want to continue - I want to thank you for your continued interest and support of our Company. We - as you've heard this morning we're excited about this acquisition. We're excited about our current position and opportunities and we look forward to getting out and meeting with you face to face and updating you on the progress.

                      So thanks again and have a great day.

Operator:             Ladies and Gentlemen, that concludes your Conference Call
                      for today. We thank you for your participation and ask that you please disconnect your lines.

                                    ## END ##

Safe Harbor

Any statements other than statements of historical facts, including statements about management's beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management's views and assumptions regarding future events and business performance. Words such as "estimate," "believe," "anticipate," "expect," and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the "Company") to complete the acquisition, successfully integrate the operations of North Pittsburgh Systems, Inc. ("North Pittsburgh") and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and North Pittsburgh, including various risks to stockholders of not receiving dividends and risks to the Company's ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company's common stock; the substantial amount of debt and the Company's ability to incur additional debt in the future; the Company's need for a significant amount of cash to service and repay the debt and to pay dividends on the Company's common stock; restrictions contained in the Company's debt agreements that limit the discretion of management in operating the business; the ability to refinance the existing debt as necessary; regulatory changes, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company's possible pursuit of acquisitions; economic conditions in the Company's and North Pittsburgh's service areas in Illinois, Texas and Pennsylvania; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company's network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company's and North Pittsburgh's filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management's ability to control or predict. All forward-looking statements attributable to the Company, North Pittsburgh or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies' filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.